Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) dated March 16, 2015 and related Prospectus of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. for the registration of common stock, preferred stock, depositary shares, warrants, purchase contracts, rights units, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements and schedule of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P., and the effectiveness of internal control over financial reporting of Hudson Pacific Properties, Inc., included in their Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

March 11, 2015